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April 14, 2014

VIA EDGAR

CONFIDENTIAL

Draft Registration Statement

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Sky Power Holdings Ltd. - Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of Sky Power Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff of the Securities and Exchange Commission (the “Staff”) the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of its ordinary shares to be represented by American depositary shares (the “Offering”).

The Company notes that it is an “Emerging Growth Company” as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”) and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933. Pursuant to the JOBS Act, the enclosed Draft Registration Statement is being submitted to the Staff in draft, unsigned form and on a confidential basis. Further, the Company respectfully notes that it will rely on the exemptions under the JOBS Act that allow for the reduced reporting of its financial information. The Company has disclosed the above reduced reporting of its financial information and provided the same reason in the Draft Registration Statement.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com.  Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

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Very truly yours,

/s/Shuang Zhao

Shuang Zhao

Enclosures

cc:                                Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.

Chris K.H. Lin, Simpson Thacher & Bartlett LLP

Neo Lin, Deloitte Touche Tohmatsu